C21 Investments tops US$75 million in closed and pending
acquisitions in the United States for 2018

VANCOUVER, September 17, 2018 – With the recent announcement that C21 Investments Inc. (CSE: CXXI) had signed a letter of intent to acquire Grön Chocolate LLC and Grön Confections (GrönCBD) LLC in Oregon, the company surpassed US$75 million in pending and closed acquisitions in the United States since its relaunch as a cannabis company in January of 2018.

“C21 Investments continues to rapidly implement our strategy of acquiring established, revenue-producing and profitable cannabis operations involved in cultivation, processing, branding and retailing in selected American states,” said Robert Cheney, Chief Executive Officer, C21 Investments. “We believe the U.S. cannabis market presents an attractive opportunity for profitable growth, especially for firms like C21 Investments that are vertically integrated, and can add value for shareholders at each stage of the production and sales processes.”

Since C21 Investments announced in January that it will focus on the cannabis sector, it has acquired, or announced agreements to acquire, seven cannabis companies in Oregon and Nevada as follows:

  On January 19, C21 Investments signed a definitive agreement for the acquisition of Proudest Monkey Holdings (Eco Firma Farms Oregon), and entered into an agreement entitling C21 Investments to acquire full legal interest in the property, structures and leasehold improvements. Eco Firma Farms operates 26,000 square feet of indoor grow, processing and office space in Oregon, with facilities to be expanded as part of the transaction. The deal was valued at approximately US$4 million plus future earn- outs and an option on real estate as described in previous disclosures, and closed on June 13, 2018;

  On June 22, C21 Investments announced it had signed a letter of Intent for the acquisition of Phantom Venture Group (Phantom Farms Oregon), and announced a strategic partnership and investment of capital to expand Phantom’s cultivation, processing, branded products and wholesale distribution operations. The deal was valued at approximately US$16 million including $8 million in real estate, plus future earn-outs as described in previous disclosures. The purchase is expected to close in Q4/18;

  On June 28, C21 Investments announced it had signed letters of intent to acquire Ganja Leaf (the owner of two retail dispensaries in Salem, Oregon that operate under the brand 7 Leaf), and to acquire Pure Green, which operates a dispensary in Portland, Oregon. The deals were valued at approximately US$1.8 million. The purchase is expected to close in Q4/18;

  On July 9, C21 Investments announced it had signed a Letter of Intent to acquire Swell Companies Limited of Oregon, and to invest expansion capital into the companies. Swell manufactures, extracts, packages and distributes more than 50 products statewide into more than 275 licensed retail locations. The deal was valued at approximately US$14.7 million plus future earn-outs as described in previous disclosures. The purchase is expected in Q4/18;

  On July 13, C21 Investments announced it had signed a membership interest purchase agreement to acquire Silver State Relief and Silver State Cultivation of Nevada. Silver State was one of the first two companies to receive a cannabis cultivation, production and retail license in Nevada, and currently operates an indoor cultivation and processing facility in Northern Nevada. It also owns two retail licenses to operate dispensaries in Nevada, one of which is located in Sparks, and a second to open later this year in Fernley. The deal was valued at approximately US$38 million, plus a $2.2 million option to purchase the second Fernley dispensary, and a $16 million option on real estate as described in previous disclosures. The purchase is expected to close in Q4/18;

  On August 13, C21 Investments announced it had signed a Letter of Intent for the proposed acquisition of Grön Chocolate and Grön Confections, which together are one of Oregon’s largest companies specializing in premium consumer packaged edible cannabis products. The deal was valued at approximately US$6.8 million as described in previous disclosures. The purchase is expected to the close in Q4/18;

  (For more information, please go to www.cxxi.ca.)

C21 Investments intends to add to its capital base this fall with a debt or equity capital raise of C$20 million in order to close and pay for the announced acquisitions, commence targeted capital spending and for general working capital purposes moving forward.

In addition to strategic acquisitions of top-tier cannabis companies, C21 Investments has been successful in ensuring that the talent of each operation continues to perform and grow in order to provide a strong and ethical culture for its group of companies.

“We have assembled an outstanding team of entrepreneurial and experienced leaders in the cannabis sector,” said Mr. Cheney. “Together, we have developed a collective vision that will enable C21 Investments to aggressively compete.”

Mr. Cheney believes that C21 Investments has lots of room for profitable growth because it has a strong and growing foothold in the United States, which is the largest cannabis market in the world with expected annual sales of approximately US$11 billion in 2018, and projected to exceed approximately US$23 billion in 2022*. He also believes that C21 Investments’ management team is creating long-term value for shareholders by taking a disciplined approach to capital allocation and balance sheet management.

“We are making disciplined investments and acquiring successful companies with outstanding management and strong growth potential,” he said. “We’re in this business for the long term, and we are excited about our future.”

* Source: BDS Analytics, The State of Legal Marijuana Markets – 6th Edition

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A B O U T   C 2 1   I N V E S T M E N T S
C21 Investments Inc. (CSE – CXXI) is a U.S. focused vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and Grön Chocolate and Grön Confections in Oregon, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1 416 727-1858	+1 604 718-2800 # 312

Cautionary Statement:

Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of C21’s USA acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the

Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

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